Via Facsimile and U.S. Mail
Mail Stop 03-09

	January 25, 2005

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

Re:  	Amarin Corporation PLC
	Registration Statement on Form F-3, filed December 30, 2004
File No. 333-121760

Dear Mr. Ziegler:

	We have limited our review of the above referenced filing to monitor only for the comments contained in this letter. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-3

Plan of Distribution, page 23

1. We note your statement that you "may authorize underwriters and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date." As you have not separately registered the delayed delivery contracts, please provide us with your analysis as to why you do not believe such contracts constitute a security within the meaning of
Section 2(a)(1) of the Securities Act. In your analysis, please indicate whether these contracts contain a definite fixed price and
quantity term.   Please also indicate whether these contracts
contain
any "market outs." Please be advised that we may consider the existence of "market outs" or other conditions as one factor in determining that such contracts are securities that require separate registration, with the following exceptions:
* the condition that the delayed delivery contract not violate applicable law; and
* the condition allowing institutional investors to back out if other investors do not buy a certain threshold level of securities.

If you should determine that the delayed delivery contract is a separate security, please ensure that these contracts are listed in the fee table to the registration statement.

2. Please disclose the terms of the delayed delivery contracts in the registration statement.


*    *    *    *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Anne Nguyen at (202) 942-2895, Suzanne Hayes at (202) 942-1789, or me at (202) 942-1840.

         	               					Sincerely,




                	          					Jeffrey
Riedler
                           					Assistant
Director


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Scott A. Ziegler, Esq.
Amarin Corporation PLC
January 25, 2005
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